ITEM 77C Exhibit 1

DREYFUS MANAGER FUNDS I

-        Dreyfus S&P STARS Opportunities Fund (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Stockholders of the Dreyfus Manager Funds I – Dreyfus S&P STARS Opportunities Fund was held on November 17, 2010.  Out of a total of 8,816,391.443 shares (“Shares”) entitled to vote at the meeting, a total of 3,250,920.913 were represented at the Meeting, in person or by proxy.  The following proposal was not approved by the holders of the Fund’s outstanding Shares:

		Shares

	For	Against	Abstain

To approve a merger of the Fund into Dreyfus Active MidCap Fund	2,937,017.456	137,942.246	175,961.209